$300 million Convertible Senior Subordinated Notes

Final terms and conditions

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration Statement No. 333-133026

The information herein is qualified in it entirety by reference to the Preliminary Prospectus Supplement relating to the security.

July 31, 2006

Issuer:	Itron, Inc. (NASDAQ GS: ITRI)

The Security:	Convertible senior subordinated notes

Offering Size:	$300 million

Over-allotment Option:	$45 million (15%)

Maturity:	August 1, 2026 (20 years)

Sole Bookrunner:	UBS Investment Bank

Co-Managers:	Canaccord Adams Inc., First Albany Capital Inc., Wells Fargo Securities, LLC

Issue Price:	$1,000 principal amount (100%)

Coupon:	2.50% coupon, payable semi-annually in arrears on August 1 and February 1 each year, beginning on February 1, 2007

Conversion Premium:	40%

Initial Conversion Rate:	15.3478

Initial Conversion Price:	Approximately $65.16, priced off the closing price of $46.54 on Monday, July 31, 2006

Convertible into:	Cash and common stock of Itron (see “Payment Upon Conversion” below)

Call Protection:	Callable after August 1, 2011 at par

Investor Put Option:	On August 1, 2011 (5 years), August 1, 2016 (10 years), August 1, 2021(15 years), payable in cash

Conversion Rights:

(i)     During any calendar quarter after the calendar quarter ending September 30, 2006, if the closing sale price of Itron’s common stock, for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter, exceeds 120% of the conversion price

(ii)    During the five consecutive business days immediately after any five consecutive trading day period in which the average trading price per $1,000 principal amount of notes, was equal to or less than 98% of the average conversion value of the notes

(iii)   If the notes have been called for redemption by the issuer

(iv)   Upon specified corporate transactions

(v)    Any time from and including July 1, 2011 to, and including August 1, 2011 and at any time on or after August 1, 2024

Payment Upon Conversion:

Upon conversion, holders will receive, per $1,000 principal amount being converted, a “settlement amount” that is equal to the sum of the “daily settlement amounts” for each of the 20 trading days during the “cash settlement averaging period”. The “cash settlement averaging period” with respect to any note means the 20 consecutive trading days beginning on, and including, the second trading day following the conversion date.

The “daily settlement amount,” for each of the 20 trading days during the cash settlement averaging period, consists of (a) cash equal to the lesser of $50 and the “daily conversion value”; and (b) to the extent the daily conversion value exceeds $50, a number of whole shares equal to the excess of the daily conversion value over $50, divided by the closing sale price of Itron common stock on that trading day, subject to Itron’s right to deliver cash in lieu of all or a portion of such shares.

The “daily conversion value” on a given trading day means 1/20 of the product of the applicable conversion rate and the closing sale price of Itron common stock on that trading day

Contingent Interest:	Contingent interest will accrue on the notes during each six-month period from and including an interest payment date to, but excluding, the next interest payment date, commencing with the six month period beginning August 1, 2011, if the average trading price of the notes for the five consecutive trading day period preceding the first day of such six month period equals 120% or more of the principal amount of the notes The rate of contingent interest payable in respect of any such six-month interest period will equal 0.19% (0.38% payable semi-annually) of the average trading price of the notes over the measurement period that triggered the contingent interest payment.

Comparable Yield:	7.375%

Dividend Protection:	Customary dilution protection—Conversion rate adjustment upon any cash distributions, tender offers or exchange offers to holders of Itron common stock

Conversion Rate Adjustment Upon a Make-Whole Fundamental Change:

If a make-whole fundamental change occurs and a holder elects to convert its notes in connection with such a fundamental change, Itron will increase the applicable conversion rate for the notes surrendered for conversion by a number of additional shares of Itron common stock (the “make-whole shares”). However, in the case of a public acquirer fundamental change, Itron may, in lieu of increasing the conversion rate, elect to adjust the conversion rate to reflect the exchange ratio for the transaction, in which case the securities will become convertible into shares of the public acquirer’s common stock. If the transaction provides the holders of Itron common stock with the right to receive more than a single type of consideration determined based in part upon any form of stockholder election, the holders of the notes, each treated as a single class, will be given a reasonable opportunity to elect the form of such consideration.

The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate of the notes. The applicable prices set forth in the first column of the table below, and the number of additional shares, are subject to adjustment as described in the Preliminary Prospectus Supplement relating to the security.

	Effective Date
Applicable Price	August 1, 2006	August 1, 2007	August 1, 2008	August 1, 2009	August 1, 2010	August 1, 2011
$46.54	6.50	6.72	6.60	6.42	6.20	0.00
$50.00	5.70	5.86	5.68	5.42	5.06	0.00
$55.00	4.77	4.85	4.62	4.29	3.78	0.00
$60.00	4.03	4.07	3.81	3.43	2.83	0.00
$65.00	3.44	3.45	3.17	2.77	2.13	0.00
$70.00	2.97	2.95	2.67	2.26	1.61	0.00
$75.00	2.58	2.55	2.26	1.86	1.23	0.00
$80.00	2.26	2.22	1.93	1.54	0.96	0.00
$85.00	1.99	1.94	1.67	1.29	0.75	0.00
$90.00	1.76	1.71	1.45	1.09	0.60	0.00
$95.00	1.57	1.51	1.27	0.93	0.48	0.00
$100.00	1.40	1.35	1.11	0.80	0.40	0.00
$110.00	1.13	1.09	0.88	0.61	0.29	0.00
$120.00	0.93	0.89	0.70	0.48	0.22	0.00
$130.00	0.77	0.74	0.58	0.38	0.18	0.00
$140.00	0.65	0.62	0.48	0.32	0.15	0.00
$150.00	0.55	0.53	0.40	0.27	0.13	0.00
$160.00	0.46	0.45	0.34	0.23	0.12	0.00
$170.00	0.40	0.39	0.30	0.20	0.11	0.00
$180.00	0.34	0.34	0.26	0.17	0.10	0.00
$190.00	0.30	0.30	0.22	0.15	0.09	0.00
$200.00	0.26	0.26	0.20	0.14	0.08	0.00

	The applicable prices and additional share amounts set forth above are based on a closing sale price of $46.54 per share of Itron common stock on Monday, July 31, 2006 and an initial conversion price of approximately $65.16. If the applicable price is in excess of $200.00 per share (subject to adjustment), the conversion rate will not be increased in connection with that make-whole fundamental change. If the applicable price is less than $46.54 per share (subject to adjustment), the conversion rate will not be increased in connection with that make-whole fundamental change. The maximum conversion rate will be 21.4869 shares per $1,000 principal amount (subject to adjustment) of the notes

Put Upon a Fundamental Change:	If a fundamental change occurs, each holder will have the right, at its option, to require Itron to repurchase for cash all or any portion of the holder’s notes at a price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest

Ranking:	Senior subordinated

Guarantees:	As of the issue date of the notes, the notes will not be guaranteed by any of Itron’s subsidiaries. However, Itron’s obligations under the notes will be unconditionally guaranteed, jointly and severally, on an unsecured senior subordinated basis by any future subsidiaries that guarantee Itron’s obligations under its 7.75% senior subordinated notes due 2012 or any future senior subordinated indebtedness.

Expected Ratings:	na

Form:	Registered

Denomination:	$1,000 and integral multiples thereof

Settlement:	DTC

Pricing Date:	Monday, July 31, 2006, after market close

Trade Date:	Tuesday, August 1, 2006

Settlement Date:	Friday, August 4, 2006

Security Codes:	CUSIP: 465741 AJ 5 ISIN: US465741AJ57

Use of Proceeds:	Potential acquisitions and for general corporate purposes including capital expenditures and working capital

Net Proceeds to Itron (before expenses):	97.625%, per note (expressed as a percentage of the principal amount); $292,875,000, total.

Underwriting:

Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the principal amount of notes listed next to its name in the following table:

	UBS Securities LLC		$277,500,000
	Canaccord Adams Inc.		$7,500,000
	First Albany Capital Inc.		$7,500,000
	Wells Fargo Securities, LLC		$7,500,000

	Total		$300,000,000

Any notes sold by the underwriter to securities dealers may be sold at a discount from the public offering price of up to 1.425% of the principal amount of notes. Any of these securities dealers may resell any notes purchased from the underwriters to other brokers or dealers at a discount from the public offering price of up to 0.3% of the principal amount of notes.

The following table shows the per note (expressed as a percentage of the principal amount of notes) and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional $45 million aggregate principal amount of notes:

		No Exercise	Full Exercise
	Per note	2.375%	2.375%
	Total	$7,125,000	$8,193,750

The issuer has filed a registration statement (including a base prospectus) and a related preliminary prospectus supplement with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Investment Bank toll free at 1-888-722-9555, extension 19423-2626.